
VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated April 28, 2006
For
OPPORTUNITY PLUS

Multiple Option Group Variable Annuity Contracts

Supplement dated September 20, 2006 to the Statement of Additional Information dated April 28, 2006

This supplement updates and amends certain information contained in the Statement of Additional Information (SAI) dated April 28, 2006. Please read it carefully and keep it with your SAI for future reference.

The address listed on the second page of the SAI is hereby deleted and replaced with the following addresses:

For all <u>regular mail</u>, please use:

Opportunity Plus Service Center
ING National Trust
P.O. Box 9810
Providence, RI 02940-8010

For <u>overnight delivery</u>, please use:

Opportunity Plus Service Center
ING National Trust
101 Sabin Street
Pawtucket, RI 02860

1-800-677-4636